Exhibit 1.02

Conflict Minerals Report

Jabil Circuit, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 2, 2014.

References in this report to “Jabil,” “we,” “our,” or “us” mean Jabil Circuit, Inc. together with its subsidiaries, except where the context otherwise requires. As used herein, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

For 2013, each of our in-scope products contained at least some Conflict Minerals content for which we were unable to determine the origin. Product, smelter and refiner information in respect of 2013 is described under “Product Information; Additional Risk Mitigation Efforts” below. However, for 2013, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).

The implementation of our due diligence measures in respect of 2013 and thereafter are discussed separately in the sections below.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of the 2013 compliance period. These are not all of the measures that we took in respect of 2013 in furtherance of our Conflict Minerals Policy and Conflict Minerals compliance program and pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We adopted a policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). We distributed the policy internally to selected personnel. In addition, the policy was communicated in writing to suppliers that we determined to potentially be in-scope for 2013. The Conflict Minerals Policy also was posted on our website. The Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit.

b.	We created a team of senior staff under the Chief Procurement Officer that was charged with creating and implementing our Conflict Minerals compliance strategy. As of December 31, 2013, this team included eight dedicated employees tasked with supplier outreach, follow-up and review of Conflict Minerals-related information submitted to us by suppliers, as well as other employees who spent part of their time on these compliance activities. The following functional areas were represented on our Conflict Minerals compliance working group: Financial Reporting, Internal Audit, Legal, Operations and Supply Chain Management. We also retained outside legal and other consultants to assist us with the implementation of our compliance program.

c.	Selected Jabil personnel were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

d.	We determined to utilize the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (the “Conflict Minerals Reporting Template”) to identify smelters and refiners in our supply chain. We also are a founding member of the EICC and participated in its Extractives Work Group. In addition, we are a member of IPC—Association Connecting Electronics Industries and participated in the development of IPC-1755, a multi-industry standard for the exchange of information related to Conflict Minerals.

e.	We have a records retention policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. We maintain these records in respect of 2013 on a computerized database as recommended by the policy.

f.	In addition to communicating our Conflict Minerals Policy in writing to suppliers that we determined to potentially be in-scope, we furnished them with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

g.	We held training sessions in Asia, Europe and the Americas, both in-person and through webcast, for some of our significant suppliers. These training sessions included both sessions for individual suppliers and group sessions.

h.	We amended our standard vendor Terms and Conditions to, among other things, require our suppliers to (i) source Conflict Minerals from conflict free sources, (ii) adopt and use standards, policies, protocols, standards, systems, frameworks and procedures that meet or exceed the requirements of the reasonable country of origin and due diligence inquiries contemplated by the Conflict Minerals Rule and the OECD Guidance, (iii) provide us with information, certifications and other documents concerning Conflict Minerals content and origin, (iv) adopt and communicate internally and externally a policy on Conflict Minerals usage that is consistent with the Conflict Minerals Policy and (v) include the substance of the requirements contained in the amended Terms and Conditions in all contracts, terms and conditions with their suppliers and require their suppliers to do the same with respect to their direct and indirect suppliers.

i.	We had in place mechanisms for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	Given the significant size of our supplier base, we employed a risk-based approach in implementing our supplier outreach program. In 2013, we solicited information from suppliers (“Suppliers”) which represented approximately 95% of the total materials spend that we controlled for 2013. We requested by email that the Suppliers provide us with information concerning the usage and source of Conflict Minerals in their components, parts and products that we identified as potentially being in-scope, as well as information concerning their related compliance efforts, through the submission to us of a completed Conflict Minerals Reporting Template. We followed up by email or phone with Suppliers that did not respond to the request within the specified time frame. To the extent that our contact information for Supplier personnel was no longer current, we endeavored to obtain updated contact information for appropriate personnel at the Supplier.

b.	We reviewed the completed responses received from Suppliers. We followed up with Suppliers that submitted an incomplete response or a response that we determined contained errors or inaccuracies or that otherwise provided a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where deemed appropriate by us.

c.	To the extent that a completed response identified a smelter or refiner, we reviewed that information against the Standard Smelter Names tab of the Conflict Minerals Reporting Template and the list of compliant smelters and refiners and country of origin information published by the CFSI.

d.	To the extent that a smelter or refiner identified by a Supplier was not listed as compliant by an independent third-party, we consulted publicly available information to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals compliance team reported the findings of its supply chain risk assessment to our Chief Procurement Officer.

b.	We adopted and implemented a risk management plan. Risk mitigation actions under our plan include follow-up with the supplier, supplier education and putting the supplier on a “no buy” list. Our risk management plan provides for increasing levels of escalation to specified internal personnel and to the customer if we are directed to source from the supplier by the customer.

c.	To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we also intend to engage in the additional measures discussed under “Product Information; Additional Risk Mitigation Efforts” below.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners. We further support the CFSI through our membership in the EICC.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

Product Information; Additional Risk Mitigation Efforts

For 2013, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals contained in each of our in-scope products. For 2013, our in-scope categories of products were: (1) assemblies that we manufactured or contracted to manufacture, (2) stamped metal parts, (3) mechanical enclosures, (4) plastic extrusion components and injection molding parts and (5) industrial tooling and equipment. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended August 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report and should not be considered part of this Conflict Minerals Report.

For 2013, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.

In connection with the our reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to us certain smelters and refiners as having processed the necessary Conflict Minerals contained in our in-scope products in 2013, as reflected in the table below. Please see the notes that accompany the table for important information concerning the data contained in the table.

Smelter and Refiner and Country of Origin Information(1)

	Compliant				Active/Other
	DRC Region Sourced	Non- DRC Region Sourced	Not Disclosed	Recycled or Scrap

Tantalum	4	7		1	1

Tin	1	11		1	48

Tungsten		1			21

Gold		12	20		34

(1)	We note the following in connection with the information contained in the foregoing table:

(a)	The smelters and refiners reflected in the table were identified by the Suppliers to us as part of our 2013 supply chain. However, not all of the included smelters and refiners may have processed the necessary Conflict Minerals contained in our in-scope products, since some Suppliers may have reported to us smelters and refiners that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons. The smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since the Suppliers were unable to identify the smelters and refiners of some of the necessary Conflict Minerals content contained in our in-scope products and not all of the Suppliers responded to our inquiries.

(b)	All compliance status information in the table is as of May 1, 2014.

(c)	“Compliant” means that a smelter or refiner was listed as compliant with the Conflict-Free Smelter Program’s (“CSFP”) assessment protocols, including through mutual recognition, or was indicated as “Re-audit in process.” Included smelters and refiners were not necessarily Compliant for all or part of 2013 and may not continue to be Compliant for any future period. We do not have information on the origin of the Conflict Minerals processed by any of the Compliant smelters and refiners prior to their respective compliance dates.

(d)	“Active” means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSP, the smelter has agreed to complete a CFSP validation within two years of membership issuance by the Tungsten Industry – Council Minerals Council. A smelter or refiner is listed as “Other” if it was not Compliant or Active.

(e)	“DRC Region” means the DRC and its adjoining countries. Origin information was derived from information made available by the CFSI to its members. According to this information, some of the Compliant smelters and refiners may have sourced from both within the DRC Region and from outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the Conflict Minerals specific to our products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary Conflict Minerals contained in our in-scope products.

(f)	A smelter or refiner is indicated as “Compliant/Not Disclosed” if the country of origin of the Conflict Minerals processed by the smelter or refiner was not disclosed by the certifying party.

(g)	The compliance status and origin reflected in the table is based solely on information made available by the CFSI to its members, without independent verification by us.

(h)	For 2013, we were not able to determine the country of origin of the Conflict Minerals processed by any of the smelters and refiners listed as “Active/Other.”

Conflict Minerals from recycled or scrap sources are discussed further in the Form SD to which this Conflict Minerals Report is an exhibit.

We endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed Conflict Minerals Reporting Template, through the supplier expectations contained in the Conflict Minerals Policy and through the flow-down provisions contained in the Conflict Minerals Policy and our supplier Terms and Conditions. Where a smelter or refiner was identified and was listed as compliant, we also reviewed information made available by the CFSI. If the smelter or refiner was identified but was not listed as compliant, we reviewed publicly available information, to the extent available, to try to determine the mine or location of origin.

Risk Mitigation Efforts After December 31, 2013

We intend to take the following additional steps to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products benefit armed groups. These steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.

1.	Encourage Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

2	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

4.	For 2014, increase our supplier outreach to those suppliers accounting for 99% of the total materials spend that we control. For 2015, we intend to include all of our suppliers in our outreach.

5.	Communicate to new in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them and required adherence to contractual sourcing requirements. In addition, as new suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.